John M. Ganley Senior Counsel Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Skadden, Arps, Slate, Meagher & Flom llp ONE BEACON STREET BOSTON, MASSACHUSETTS 02108-3194 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com September 15, 2010

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RE:	Cushing MLP Funds Trust
(File Nos. 333-167481 and 811-22428)

Dear Mr. Ganley:

We are in receipt of your letter, dated July 9, 2010, which sets forth your comments to the registration statement on Form N-1A filed by Cushing MLP Funds Trust (the “Trust”) on June 11, 2010 (the “Registration Statement”), containing the Prospectus and Statement of Additional Information for The Cushing MLP Premier Income Fund (the “Fund”).  We have considered your comments to the Registration Statement and, on behalf of the Trust, our responses to these comments are set forth below.

These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

Table of Contents (Page i)

1.           Please delete the two paragraphs at the bottom of the page. See General Instruction C.3.(a) to Form N-1A (no information should precede disclosure required by Items 2 through 8 of the Form other than the cover page and table of contents).

The above referenced paragraphs from the Table of Contents page have been deleted.

Summary — Investment Objective (Page 2)

John M. Ganley
September 15, 2010

2.           The Fund’s investment objective is to seek to produce current income and capital appreciation. In our view, the Fund’s name suggests to investors that the Fund’s primary objective is current income. Please revise this section to provide that the Fund’s primary objective is current income. Capital appreciation may be stated as a secondary objective. Alternatively, if current income and capital appreciation are equally important objectives for the Fund, please revise the Fund’s name to avoid the suggestion that current income is the Fund’s primary objective.

The Fund’s name has been changed to “The Cushing MLP Premier Fund.”

3.           This section also provides that the Fund will seek to achieve its objective “through investments in various energy and energy infrastructure related equity and debt securities.” Inasmuch as the quoted language relates to the Fund’s strategy to achieve its objective, please move it to the discussion of the Fund’s strategy.

The above referenced disclosure has been deleted.

Summary — Fees and Expenses of the Fund (Page 2)

4.           The fee table includes line items for Current Income Tax Expense/(Benefit) and Estimated Deferred Income Tax Expense/(Benefit). Please delete these line items and restate Current Income Tax Expense and Estimated Deferred Income Tax Expense as subcaptions under “Other Expenses.” Tax benefits should not be presented in the fee table.

The line items for “Current Income Tax Expense/(Benefit)” and “Estimated Deferred Income Tax Expense/(Benefit)” have been deleted at this time.  As the Fund is newly organized and has not yet commenced operations, the Fund has not incurred any current or deferred tax expense.  Because such expenses, if any, will be based on the realized and unrealized appreciation and depreciation of portfolio assets, management of the Fund cannot accurately estimate such expenses, if any.  After the completion of the Fund’s first fiscal year, the Fund will present Current Income Tax Expense and Estimated Deferred Income Tax Expense as subcaptions under “Other Expenses” and will not present tax benefits in the fee table.

5.           Please delete footnotes (b) and (c) to the fee table. Information may only be included in the Summary section of the prospectus if it is either required or permitted by Form N-1A. The information presented in these footnotes is neither required nor permitted by the Form.

With respect to footnote (b), the fee table and footnote have been revised to comply with the requirements of Instruction 3(e) of Item 3 of Form N-1A with respect to fee waivers.

With respect to footnote (c), the footnote has been deleted because the line item for “Estimated Deferred Income Tax Expense” has been deleted.  However, while the Trust recognizes the general position of the Staff of the Securities and Exchange Commission (the “Commission”) that only that information that is explicitly required or permitted by Form N-1A may be included in response to Item 3, the Trust believes that, in light of the structure of the Fund, at such times as line items for current and deferred tax expenses are included in the fee table, additional footnote disclosure with respect to current and deferred tax expense would be appropriate and beneficial to investors in understanding an investment in shares of the Fund and that at such times as line items for current and deferred tax expenses are include in the fee table, the absence of the additional information contained in the corresponding footnote could be misleading.

John M. Ganley
September 15, 2010

The Fund is one of a small universe of registered investment companies, and among the first to be structured as an open-end fund, that invests its assets primarily in securities of master-limited partnerships (“MLPs”).  As a result of the Fund’s investments in MLPs, the Fund is ineligible to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended.  Therefore, unlike nearly all other mutual funds, the Fund will be treated as a “C” corporation for U.S. federal income tax purposes.  As a result of the Fund’s status as a “C” corporation and the nature of the tax characterization of cash distributions made by MLPs in which the Fund invests, the Fund will incur current and deferred income tax expenses.

In adopting the summary prospectus, the Commission emphasized that the standardized summary section was intended to “enhance investor understanding and the ability to compare funds.”  (SEC Release Nos. 33-8998; IC-28584).  The Trust believes that, at such times as line items for current and deferred tax expenses are include in the fee table, the inclusion of additional footnote disclosure regarding those line item expenses that are unique to the limited number of funds that are treated as “C” corporations would facility investor understand of the expenses associated with an investment in the Fund and assist investors in comparing an investment in the Fund with an investment in other funds, including funds that do qualify as regulated investment companies.

Summary — Principal Investment Strategies of the Fund (Page 3)

6.           The first sentence of this section states that the Fund will invest “primarily” in a portfolio of master limited partnership investments. Please revise this to specify, as provided on page 8 of the prospectus, that the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in MLP investments.

The Fund has added disclosure regarding the Fund’s 80% policy as requested.

7.           The last sentence of the first paragraph states that the Fund may invest in “other derivative securities that have economic characteristics of MLP securities.” Please describe these other derivative securities.

Further disclosure regarding the types of derivative instruments is provided under the heading “Strategic Transactions” in the Prospectus and the Statement of Additional Information.  Disclosure in this section is not intended as a separate discussion of any particular derivative strategy but to clarify that to the extent that the Fund utilizes derivative instruments, in which the Fund is permitted to invest, that have economic characteristics of MLP securities, such investments would be included as MLP investments for purposes of the Fund’s 80% test.  The Fund has revised disclosure to clarify this point.  The Fund believes that this policy is consistent with the guidance provided by the staff of the SEC in Investment Company Act Release No. 24828 at note 13 (Jan, 17, 2001).

John M. Ganley
September 15, 2010

8.           The third paragraph states that the Fund intends to concentrate its investments in the natural resources sector. The cover page of the prospectus, however, states that the Fund will invest in energy and energy infrastructure related securities. Please revise the disclosure to be consistent. Please make similar revisions to Investment Restriction (3) in the Statement of Additional Information.

The Fund has revised disclosure throughout the Prospectus and Statement of Additional Information to consistently refer to the Fund’s intention to concentrate its investments in the natural resources sector.

Principal Risks of Investing in the Fund (Page 4)

9.           Under the caption “MLPs and Other Natural Resources Sector Companies Risks” bullets are set forth identifying 13 risks. Please briefly describe each of the risks identified.

The Fund has added the requested disclosure.

10.           The second paragraph under the caption “Tax Risk” indicates that a portion of distributions the Fund receives from its investments may be considered returns of capital. Please explain the term “return of capital.” If the Fund expects to make distributions that may be deemed returns of capital, please disclose that in this section and explain the implications for shareholders. For example, state that a return of capital is not subject to income tax, but has the effect of reducing the shareholder’s basis, which would cause capital gains to be higher, or capital losses to be lower, upon sale of the Fund shares.

The Fund has added the requested disclosure.

11.           The second to the last sentence of the third paragraph under the caption “Tax Risk” states that it may be necessary for the Fund to apply a valuation allowance against a deferred tax asset. Please explain the terms “deferred tax asset” and “valuation allowance” in plain English. Please also discuss any risks related to deferred tax assets. For example, disclose that a write down of deferred tax assets in the future may result in a significant decline in net asset value. Since this risk is unusual for an open-end fund, please set for the discussion as a separate risk with its own caption (e.g., Valuation Risk).

The Fund has revised the disclosure as requested.

John M. Ganley
September 15, 2010

Past Performance (Page 6)

12.           Please delete the second and third sentences of this section as this disclosure is neither required nor permitted by Form N-1A in the Summary section of the prospectus.

The Fund has deleted the referenced disclosure.

Investment Adviser (Page 6)

13.           Please move information about the portfolio managers under a separate “Portfolio Managers” heading. See Item 5(b) of Form N-1A.

The Fund has made the requested revision.

Purchase and Sale of Fund Shares (Page 6)

14.           Please replace the words “conduct transactions” with “redeem.”

The Fund has made the requested revision.

Tax Information (Page 7)

15.           Please make clear that shareholders investing through a tax-deferred arrangement will be liable for taxes on dividend income distributed by the Fund when monies are withdrawn from the tax-deferred arrangement.

The Fund has added the requested disclosure.

Additional Information About The Investment Strategies and Related Risks of the Fund — Principal Investment Strategies (Page 8)

16.           The second paragraph states that the Fund will focus primarily on Midstream MLPs. Please add this disclosure to the description of the Fund’s principal strategy in the Summary section.

The Fund has added the requested disclosure to the summary section.

Additional Information About the Investment Strategies and Related Risks of the Fund — Other Fund Investments (Page 10)

17.           Please make clear whether the investments described in this section are nonprincipal investments.

The Fund revised disclosure to clarify that the investments described under “Other Fund Investments” are non-principal investments of the Fund.

John M. Ganley
September 15, 2010

18.           The section captioned “Strategic Transactions” describes various strategic transactions in a general manner. Please revise the disclosure to describe the particular strategic transactions the Fund will use and how they will be used.

The Fund has revised the section captioned “Strategic Transactions” in the Prospectus to eliminate equivocal language. Additional disclosure about each particular strategic transaction that the Fund may use is set forth under the heading “Strategic Transactions” in the Statement of Additional Information and a cross reference to such disclosure has been provided.

Principal Risks of the Fund (Page 11)

19.           This section includes descriptions of a number of principal risks that are not discussed in the Summary section of the prospectus: Industry Specific Risk; Small-Cap and Mid-Cap Company Risk; Risks Associated with an Investment in Non-U.S. Companies; Debt Securities Risks; Valuation Risk; Management Risk; Dependence on Key Personnel; Terrorism and Market Disruption Risk; Recent Market and Economic Developments; and Government Intervention in Financial Markets. Please summarize each of these risks in the Summary section of the prospectus.

The Fund has revised disclosure to clarify that those risk factors which are not presented in the Summary section of the Prospectus are additional, non-principal, risks of an investment in the Fund.

Principal Risks of the Fund — Strategic Transaction Risk (Page 19)

20.           Please revise this section to focus on the particular strategic transactions the Fund will use and the risks of those transactions for the Fund.

The use of strategic transactions is not a principal investment strategy of the Fund. However, the Fund may utilize strategic transactions for hedging, risk management and portfolio management purposes or to earn income.   The Fund has revised Strategic Transaction Risk to eliminate equivocal language.  Additional disclosure about the risks associated with each particular strategic transaction that the Fund may use is set forth under the heading “Strategic Transactions” in the Statement of Additional Information and a cross reference to such disclosure has been provided.

Privacy Policy (Page 40)

21.           The bottom of the page states “Not part of Prospectus.” Please delete that statement.

The Fund has deleted the above referenced statement.

John M. Ganley
September 15, 2010

Statement of Additional Information

Investment Restrictions (Page S-16)

22.           Investment Restriction (3) provides that the Fund may invest to an unlimited degree in securities of state and municipal governments or their political subdivisions. We have long taken the position that only tax-exempt securities issued by states and municipal governments will not be deemed securities issued by an industry. See Investment Company Act Release No. 9785 (May 31, 1977). Please revise the concentration policy to specify that tax-exempt municipal securities are excepted from the concentration policy.

The Fund has revised the concentration policy set forth in Investment Restriction (3).

General Comments

23.           Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

In response to your comments, the Fund has made consistent revisions throughout the registration statement.

24.           We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund is advised that additional comments may be provided on omitted disclosure items or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

25.           If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The Fund does not intend to omit information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act.

26.           Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

The Fund has not submitted nor expects to submit exemptive applications or no-action requests in connection with the registration statement.

John M. Ganley
September 15, 2010

27.           Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Fund believes that these responses adequately address your comments in your letter dated July 9, 2010. As indicated above, the Fund anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement, which has been marked to indicate changes, on or about the date hereof.

28.           We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Management of the Fund has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

29.           Notwithstanding our comments, in the event the Fund requests acceleration of the  effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

John M. Ganley
September 15, 2010

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814 or Kevin Hardy at (312) 407-0641.

Sincerely, /s/ Thomas A. DeCapo Thomas A. DeCapo